

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2024

Roshan Pujari
Chief Executive Officer
Stardust Power Inc.
15 E. Putnam Ave, Suite 378
Greenwich, CT 06830

  **Re: Stardust Power Inc.**
    **Registration Statement on Form S-1**
    **Filed October 8, 2024**
    **File No. 333-282536**

Dear Roshan Pujari:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Erin Donahue at 202-551-6063 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing